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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                FORM 8-A/A NO. 2

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 2
                                       TO
                        FORM 8-A REGISTRATION STATEMENT

                               BELL SPORTS CORP.
            ------------------------------------------------------
            (Exact name of registrant as specified in its charter)

              Delaware                                     36-3671789
----------------------------------------               ------------------
(State of incorporation or organization)                (I.R.S. Employer
                                                       Identification No.)
6350 San Ignacio Avenue
San Jose, California                                           95119
----------------------------------------                -----------------
(Address of principal executive office)                     (Zip Code)

If this form relates to the               If this form relates to the
 registration of a class of               registration of a class of
 securities pursuant to Section           securities pursuant to Section
 12(b) of the Exchange Act and is         12(g) of the Exchange Act and is
 effective pursuant to General            effective pursuant to General
 Instruction A.(c), please check the      Instruction A.(d), please check the
 following box. [ ]                       following box: [x]

Securities Act registration statement file number to which this form relates:
_______________ (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Stock Purchase Rights
                  --------------------------------------------------------
                                (Title of class)
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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

          The Registrant hereby amends the following items of its Registration Statement on Form 8-A dated September 27, 1994, as filed with the Securities and Exchange Commission (the "SEC") on September 29, 1994, as amended by its Registration Statement on Form 8-A/A No. 1 dated February 15, 1995, as filed with the SEC on February 17, 1995.

Item 1.   Description of Registrant's Securities to be Registered.
          -------------------------------------------------------

          On February 17, 1998, the Registrant and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent"), amended the Stockholders Rights Agreement dated as of September 22, 1994 as amended as of February 15, 1995 between the Company and the Rights Agent.

          The description under the section "Item 1.  Description of
                                                      --------------
Registrant's Securities to be Registered." in the Registrant's Registration
----------------------------------------
Statement on Form 8-A/A No. 1 dated February 15, 1995, as filed with the SEC on February 17, 1995, is amended by deleting such description in its entirety and substituting therefor the following:

          "On September 22, 1994, the Board of Directors (the "Board") of Bell Sports Corp. (the "Company") declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock, $.01 par value (the "Common Stock"), of the Company. The dividend was payable on October 3, 1994 (the "Record Date") to the holders of record of the Common Stock at the Close of Business on such date. Each Right entitles the holder thereof (except as described below) to purchase from the Company one one-hundredth of a share of the Series A Junior Participating Preferred Stock, $.01 par value (the "Preferred Shares"), of the Company at a price (the "Exercise Price") of $75.00 per one one-hundredth of a Preferred Share, subject to adjustment. The terms of the Rights are set forth in Stockholders Rights Agreement dated as of September 22, 1994, as amended by the First Amendment dated as of February 15, 1995 and the Second Amendment dated as of February 17, 1998 thereto (collectively, the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights

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Agent"). Capitalized terms not defined herein have the respective meanings specified in the Rights Agreement.

          Distribution Date; Transfer of Rights.
          -----------------  ------------------

          Initially, the Rights associated with the Common Stock outstanding as of the Record Date will be evidenced solely by the stock certificates for such Common Stock, with a copy of the Summary of Rights constituting Exhibit C to the Rights Agreement (the "Summary of Rights") attached thereto. The Rights will separate from the Common Stock upon the earliest to occur of (i) 10 Business Days after the first public announcement that any Person (other than an "Exempt Person," as hereinafter defined) has become an Acquiring Person (as hereinafter defined), (ii) 10 Business Days (or such other Business Day as may be determined by action of the Board prior to the time that any Person shall become an Acquiring Person or an Adverse Person) after the commencement by any Person (other than an Exempt Person) of, or the first public announcement of its intention to commence, a tender or exchange offer if, upon the consummation thereof, such Person would be the Beneficial Owner of 15% or more of the outstanding shares of Common Stock and (iii) 10 Business Days after a determination by at least a majority of the Disinterested Directors (as hereinafter defined) who are not officers of the Company that any Person has become an Adverse Person (as hereinafter defined), the earliest of the dates specified of clauses (i), (ii) and (iii) being hereinafter called the "Distribution Date." After the Distribution Date, the Rights will be evidenced solely by separate certificates.

          An Acquiring Person is any Person who or which, together with its Affiliates and Associates, has acquired 15% or more of the shares of Common Stock then outstanding, but does not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan or other compensation program or arrangement of the Company or of any such Subsidiary, (iv) any Person holding shares of Common Stock for or pursuant to the terms of any such plan, program or arrangement or (v) any Grandfathered Stockholder (the Persons specified in clauses (i) through (iv) being hereinafter collectively called "Exempt Persons"). A "Grandfathered Stockholder" is CB Capital Investors, Inc., a Delaware corporation ("CBC"), which acquired more than 15% of the shares of Common Stock then outstanding pursuant to the merger of Bell Merger Co., a wholly-

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owned subsidiary of the Company ("Subsidiary"), into American Recreation Company
Holdings, Inc. ("Holdings"), as provided in the Agreement and Plan of Merger dated as of February 15, 1995 (the "Merger Agreement") among the Company, Subsidiary and Holdings; provided, however, that if CBC acquires any additional
                         --------  -------
shares of Common Stock, then CBC will cease to be a "Grandfathered Stockholder"; and provided further that CBC will cease to be a "Grandfathered Stockholder" on
    -------- -------
and after the date that any transfer of its voting capital stock results in a change of control of CBC. An "Adverse Person" is any Person who or which, together with its Affiliates and Associates, has acquired 10% or more of the shares of Common Stock then outstanding and has been determined, by at least a majority of the Disinterested Directors who are not officers of the Company, to be likely to act in a manner designed to produce a short-term financial gain for such Person to the detriment of the best long-term interests of the Company and its stockholders. A "Disinterested Director" is (i) any member of the Board who is not a Restricted Person (as hereinafter defined), or a representative or nominee of a Restricted Person, and was a member of the Board prior to the date of the Rights Agreement and (ii) any individual who subsequently becomes a member of the Board and is not a Restricted Person, or a representative or nominee of a Restricted Person, and whose nomination for election to the Board is recommended or approved by a majority of the Disinterested Directors then in office. A "Restricted Person" is an Acquiring Person, an Adverse Person or any Affiliate or Associate thereof.

          Notwithstanding the two immediately preceding paragraphs, HB Acquisition Corporation, a Delaware corporation ("HB Acquisition"), will not become an "Acquiring Person" and a "Distribution Date" will not occur as a result of (i) HB Acquisition's execution or delivery of the Agreement and Plan of Recapitalization and Merger dated as of February 17, 1998 between HB Acquisition and the Company, as the same may be amended in accordance with the terms thereof (the "1998 Merger Agreement"), or the public announcement of such execution and delivery; (ii) if the transactions contemplated by the Exchange Agreement referred to in the fifth "WHEREAS" clause of the 1998 Merger Agreement, as such Exchange Agreement may be amended in

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accordance with the terms thereof (the "1998 Exchange Agreement"), would constitute a Permitted Exchange (as hereinafter defined), HB Acquisition's execution or delivery of the 1998 Exchange Agreement or the public announcement or such execution and delivery; (iii) the consummation of a Permitted Exchange in accordance with the terms of the 1998 Exchange Agreement; or (iv) the consummation of the merger of HB Acquisition with and into the Company upon the terms and subject to the conditions set forth in the 1998 Merger Agreement in accordance with the terms of the 1998 Merger Agreement. A "Permitted Exchange" is a transaction in which (i) HB Acquisition acquires or receives Securities of the Company (including Common Stock, options to purchase Common Stock and/or phantom stock units issued by the Company); (ii) the holders of such Securities of the Company acquire or receive Securities of HB Acquisition; and (iii) each share of Common Stock is, for purposes of such transaction, valued not in excess of the Merger Consideration (as defined in the 1998 Merger Agreement) exclusive of indemnification rights limited to an amount necessary to avoid adverse tax consequences to a holder of Securities of the Company arising from such transaction.

          The Rights Agreement provides that, until the Distribution Date (or the earlier redemption or expiration of the Rights), the Rights may be transferred only with the associated shares of Common Stock. Until the Distribution Date (or the earlier redemption or expiration of the Rights), stock certificates for Common Stock issued after the Record Date, either upon transfer of outstanding shares or original issuance of additional shares of Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or the earlier redemption or expiration of the Rights), the surrender for transfer of any stock certificate for shares of Common Stock, with or without such notation and whether or not a copy of the Summary of Rights is attached thereto, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such stock certificate.

          As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to the holders of record of the Common Stock as of the Close of Business on the Distribution Date, which thereafter will constitute the sole evidence of the Rights. Each share of Common Stock issued by the Company after

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the Record Date and prior to the earlier redemption or expiration of the Rights, including shares of Common Stock issued by reason of the exercise of any option, warrant, right (other than the Rights) or conversion or exchange privilege (however evidenced) issued by the Company prior to the Distribution Date, will be accompanied by a Right (unless the Board expressly provides to the contrary at the time of issuance of any such option, warrant, right or privilege), and Rights Certificates evidencing such Rights will be issued at the same time as the stock certificates for the associated shares of Common Stock.

          The Rights are not exercisable until the Distribution Date.  The
                     --- --- -----------
Rights will expire on the earliest of (i) immediately prior to the Effective Time (as such term is defined in the 1998 Merger Agreement) or (ii) September 30, 2004 (the "Final Expiration Date"), unless the Final Expiration Date is extended, or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

          Exercise of Rights Under Certain Circumstances.
          ----------------------------------------------

          In the event that any Person becomes an Acquiring Person or is declared to be an Adverse Person, proper provision will be made so that the registered holder of each Right (other than Rights Beneficially Owned by a Restricted Person or specified transferees therefrom) will thereafter have the right to acquire, upon exercise thereof, the number of shares of Common Stock which, at the time of the occurrence of such event, will have a market value equal to two times the then current Exercise Price. After the first occurrence of either of the events described in the preceding sentence, all Rights which are, or (under certain circumstances specified in the Rights Agreement) were, Beneficially Owned by a Restricted Person or specified transferees therefrom will be or become void. Under no circumstances may a Right be exercised after the occurrence of either such event unless the Company's option to redeem the Rights (as described below) has expired.

          In the event that, after any Person has become an Acquiring Person or been declared to be an Adverse Person: (i) the Company merges into or consolidates with an Interested Stockholder (as hereinafter defined) or, unless all holders of the Company's outstanding shares of Common Stock are treated the same, another Person (with limited designated exceptions); (ii)

                                      -6-
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an Interested Stockholder or, unless all holders of the Company's outstanding shares of Common Stock are treated the same, another Person (with limited designated exceptions) merges into the Company and either (A) all or part of the outstanding shares of Common Stock of the Company are converted into capital stock or other securities of any other Person (or the Company), cash and/or other property or (B) such shares remain outstanding, unconverted and unchanged; or (iii) the Company sells or transfers 50% or more of its consolidated assets or earning power to an Interested Stockholder or, unless all holders of the Company's outstanding shares of Common Stock are treated the same, another Person (with limited designated exceptions); then proper provision will be made so that the registered holder of each Right (other than Rights which have become void) will thereafter have the right (the "Flip-Over Right") to acquire, upon exercise thereof, the number of common shares of the acquiror (or of another Person affiliated therewith) which, at the time of consummation of such transaction, will have a market value equal to two times the then current Exercise Price. An "Interested Stockholder" is any Restricted Person, any Grandfathered Stockholder or any Affiliate or Associate of any other Person in which such Restricted Person or Grandfathered Stockholder has an interest, or any Person acting, directly or indirectly, on behalf of or in concert with any such Restricted Person or Grandfathered Stockholder.

          Adjustments to Exercise Price and Stock Purchasable Upon Exercise.
          -----------------------------------------------------------------

          The Exercise Price payable, and the number and kind of shares of capital stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a dividend payable in Preferred Shares on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to the holders of the Preferred Shares of certain options, warrants or rights to subscribe for or purchase Preferred Shares at a price, or securities convertible into or exchangeable for Preferred Shares with a conversion or exchange price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to the holders of the Preferred Shares of cash, securities, evidences of indebtedness or other property (other than a regular quarterly cash dividend or a dividend payable in Preferred Shares) or

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options, warrants or rights (other than those referred to in clause (ii) above).

          The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a dividend on the Common Stock payable in shares of Common Stock or a subdivision, combination or reclassification of the Common Stock occurring, in any such case, prior to the Distribution Date.

          With certain specified exceptions, no adjustment in the Exercise Price will be made until the cumulative adjustments required equal at least 1% of the Exercise Price. The Company is not required to issue fractional Preferred Shares (other than fractions which are multiples of one one-hundredth of a Preferred Share), but in lieu thereof the Company will make a cash payment based on the market value of the Preferred Shares on the trading day immediately preceding the date of exercise.

          Terms of Preferred Shares.
          -------------------------

          The Preferred Shares receivable upon exercise of the Rights will not be redeemable. Each Preferred Share will entitle the record holder thereof to receive a preferential quarterly dividend equal to the greater of (i) $1.00 and
(ii) 100 times the aggregate per share amount of all cash dividends, plus 100 times the aggregate per share amount (payable in kind) of all non-cash dividends and other distributions (other than in shares of Common Stock), declared on the Common Stock during such quarter, adjusted to give effect to any dividend on the Common Stock payable in shares of Common Stock or any subdivision, combination or reclassification of the Common Stock (a "Dilution Event"). In the event of liquidation of the Company, the holder of each Preferred Share will be entitled to receive a preferential liquidation payment equal to the greater of (i) $100.00 and (ii) 100 times the aggregate per share amount to be distributed to the holders of the Common Stock, adjusted to give effect to any Dilution Event, plus an amount equal to accrued and unpaid dividends and distributions on such Preferred Share, whether or not declared, to the date of such payment. Each Preferred Share will entitle the holder thereof to 100 votes on all matters submitted to a vote of the stockholders of the Company, voting together as a single class with the holders of the Common Stock

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and the holders of any other class of capital stock having general voting rights, adjusted to give effect to any Dilution Event. In the event of any merger, consolidation or other transaction in which the outstanding shares of Common Stock of the Company are exchanged for or converted into other capital stock, securities, cash or other property, each Preferred Share will be similarly exchanged or converted into 100 times the per share amount applicable to the Common Stock, adjusted to give effect to any Dilution Event.

          Because of the nature of the dividend, liquidation, voting and other rights accorded to each Preferred Share, the value of the one one-hundredth of a Preferred Share purchasable upon the exercise of each Right should approximate the value of one share of Common Stock.

          Redemption of Rights.
          --------------------

          At any time prior to the earliest of (i) 10 Business Days after the first public announcement that any Person (other than an Exempt Person) has become an Acquiring Person, (ii) 10 Business Days after any Person has been declared to be an Adverse Person, (iii) the occurrence of any transaction which permits the Flip-Over Right to be exercised and (iv) the Final Expiration Date, the Board may redeem the Rights in whole, but not in part, at the redemption price of $.01 per Right, adjusted to give effect to any Dilution Event (the "Redemption Price"); provided, however, that, under certain circumstances
                     --------  -------
specified in the Rights Agreement, the Rights may not be redeemed unless there are Disinterested Directors in office and such redemption is approved by a majority of such Disinterested Directors. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board, in its sole discretion, may establish. After the redemption period has expired, the Company's right of redemption may be reinstated, under the circumstances specified in the Rights Agreement, which include the concurrence of a majority of the Disinterested Directors, if either (i) the Person who became an Acquiring Person or an Adverse Person shall reduce, in one or a series of related transactions not involving the Company or any Subsidiary or the occurrence of any transaction which permits the Flip-Over Right to be exercised, its Beneficial Ownership of the outstanding shares of Common Stock of the Company to less than 10% of such outstanding shares or (ii) in connection with any transaction

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which permits the Flip-Over Right to be exercised which does not involve an
Interested Stockholder and in which all holders of the Common Stock are treated the same. Immediately after action by the Board directing the redemption of the Rights, the option to exercise the Rights will terminate, and thereafter each registered holder of the Rights will only be entitled to receive the Redemption Price therefor.

          Exchange of Rights.
          ------------------

          At any time after any Person has become an Acquiring Person or been declared to be an Adverse Person and prior to the time that any Person (other than an Exempt Person), together with its Affiliates and Associates, has become the Beneficial Owner of 50% or more of the outstanding shares of Common Stock, the Board may direct that all or any part of the outstanding Rights (other than Rights which have become void) be exchanged for shares of Common Stock at the exchange rate of one share of Common Stock (or one one-hundredth of a Preferred Share or of another share of capital stock of the Company having equivalent rights, preferences and privileges) per Right, adjusted to give effect to any Dilution Event.

          Amendment of the Rights.
          -----------------------

          Prior to the Distribution Date, the terms of the Rights and the Rights Agreement may be supplemented or amended by the Board in any manner. From and after the Distribution Date, the Rights may be supplemented or amended by the Board, without the approval of the holders of the Rights, in certain respects which do not adversely affect, as determined by the Board (with the concurrence of at least a majority of the Disinterested Directors), the interests of such holders; provided, however, that the Rights Agreement cannot be amended to
         --------  -------
lengthen (i) any time period unless (A) such lengthening is approved by at least a majority of the Disinterested Directors and (B) such lengthening is for the benefit of the holders of the Rights or (ii) any time period relating to when the Rights may be redeemed if at such time the Rights are not then redeemable.

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          Miscellaneous.
          -------------

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

          A copy of the Rights Agreement has been filed as an Exhibit to this Registration Statement. A copy of the Rights Agreement is available free of charge from the Company. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference."

Item 2.   Exhibits.
          --------

Exhibit 99.1 Stockholders Rights Agreement (the "Stockholders Rights Agreement") dated as of September 22, 1994 between the Company and Harris Trust and Savings Bank, as Rights Agent, is hereby incorporated by reference from Exhibit 1 to the Company's Registration Statement on Form 8-A dated September 27, 1994 and filed with the SEC on September 29, 1994.

Exhibit 99.2 First Amendment dated as of February 15, 1995 to the Stockholders Rights Agreement is hereby incorporated by reference from Exhibit 4 to the Company's Current Report on Form 8-K dated February 15, 1995 and filed with the SEC on February 17, 1995.

Exhibit 99.3 Second Amendment dated as of February 17, 1998 to the Stockholders Rights Agreement is hereby incorporated by reference from Exhibit 4 to the Company's Current Report on Form 8-K dated February 17, 1998 and filed with the SEC on February 23, 1998.

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                                   SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       BELL SPORTS CORP.


Date:  February 23, 1998               By:        Linda K. Bounds
                                           ---------------------------
                                           Name:  Linda K. Bounds
                                           Title: Senior Vice President,
                                                  Chief Financial Officer,
                                                  Secretary and Treasurer

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                                 EXHIBIT INDEX



EXHIBIT   DESCRIPTION OF DOCUMENT
-------   -----------------------

99.1 Stockholders Rights Agreement (the "Stockholders Rights Agreement") dated as of September 22, 1994 between the Company and Harris Trust and Savings Bank, as Rights Agent, is hereby incorporated by reference from Exhibit 1 to the Company's Registration Statement on Form 8-A dated September 27, 1994 and filed with the SEC on September 29, 1994.

99.2 First Amendment dated as of February 15, 1995 to the Stockholders Rights Agreement is hereby incorporated by reference from Exhibit 4 to the Company's Current Report on Form 8-K dated February 15, 1995 and filed with the SEC on February 17, 1995.

99.3 Second Amendment dated as of February 17, 1998 to the Stockholders Rights Agreement is hereby incorporated by reference from Exhibit 4 to the Company's Current Report on Form 8-K dated February 17, 1998 and filed with the SEC on February 23, 1998.

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